UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VectivBio Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.05 nominal value per share

(Title of Class of Securities)

H9060V101

(CUSIP Number)

Sophie Paquin

Bpifrance Investissement SAS

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

 John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. H9060V101
1	Name of Reporting Person FPCI Bpifrance Innovation I
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

Page 2 of 10 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Bpifrance Investissement S.A.S.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

Page 3 of 10 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

Page 4 of 10 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Caisse des Dépôts et Consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

Page 5 of 10 Pages

CUSIP No. H9060V101
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares[5]

14	Type of Reporting Person (See Instructions) OO

[5]	Percentage of class is calculated based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

Page 6 of 10 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2% of the Ordinary Shares[6]

14	Type of Reporting Person (See Instructions) OO

[6]	Percentage of class is calculated based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

Page 7 of 10 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by FPCI Bpifrance Innovation I, Bpifrance Investissement S.A.S., Bpifrance Participations S.A., Caisse des Dépôts et Consignations, EPIC Bpifrance, and Bpifrance S.A. (collectively, the “Reporting Persons”) on April 23, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly by (i) FPCI Bpifrance Innovation I, a fonds professionnel de capital investissement (“Bpifrance Innovation”), (ii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iv) Caisse des Dépôts et Consignations, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Innovation, Bpifrance Investissement, Bpifrance Participations, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Innovation is formed under the laws of the Republic France as a fonds professionnel de capital investissement. Bpifrance Investissement is the management company of Bpifrance Innovation. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations. Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a subsidiary owned at 99.99% by Bpifrance, a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

Bpifrance may be deemed to be the beneficial owner of shares held by Bpifrance Innovation, indirectly through its 99.99% ownership of Bpifrance Participations, which owns 100% of Bpifrance Investissement. Bpifrance Investissement may be deemed to be the beneficial owner of shares held by Bpifrance Innovation as the management company of Bpifrance Innovation. CDC and EPIC may be deemed to be the beneficial owners of shares held by Bpifrance Innovation, indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, Bpifrance, CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Bpifrance Innovation does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 10 Pages

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Ownership is based on 45,166,599 Ordinary Shares outstanding as of June 17, 2022 (excluding the underwriter’s option to purchase an additional 857,250 shares), as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on June 16, 2022.

None of the Reporting Persons participated in the offering described in such Prospectus Supplement.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 7.    Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of April 23, 2021, by and among the Reporting Persons.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2022

FPCI Bpifrance Innovation I

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance Investissement S.A.S.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Caisse des Dépôts et Consignations

By:	/s/ Laurence Giraudon
Name:	Laurence Giraudon
Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Page 10 of 10 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, Chairman and Chief Executive Officer of Bpifrance Investissement and Director and Chief Executive Officer of Bpifrance SA

CAROLE ABBEY DUVAL	Director, Head of Strategic Holdings Portfolio at Caisse des Dépôts et Consignations

REMI FOURNIAL	Director, Head of mergers and acquisitions at Caisse des Dépôts et Consignations

FREDERIC SAINT-GEOURS	Director, Director and Vice-Chairman of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, General Secretary, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY Berrurier	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, Chief Executive Officer of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT S.A.S.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement S.A.S. are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chairman and Chief Executive Officer of Bpifrance Investissement, Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Director and Chief Executive Officer of Bpifrance SA

CAROLE ABBEY DUVAL	Director, Head of Strategic Holdings Portfolio at Caisse des Dépôts et Consignations

REMI FOURNIAL	Director, Head of mergers and acquisitions at Caisse des Dépôts et Consignations

FREDERIC SAINT-GEOURS	Director, Director and Vice-Chairman of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, General Secretary, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY Berrurier	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, Chief Executive Officer of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS et Consignations

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et Consignations are set forth below. The business address of each director and executive officer is Caisse des Dépôts et Consignations, 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts et Consignations

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance Investissement, Bpifrance Participations and Bpifrance SA

VIRGINIE CHAPRON-DU JEU	Head of Finance of Caisse des Dépôts et Consignations

PIERRE CHEVALIER	Head of Legal and Tax Department of Caisse des Dépôts et Consignations

NATHALIE TUBIANA	Head of Risk Management of Caisse des Dépôts et Consignations

OLIVIER MAREUSE	Chief Investment Officer - Head of Savings Funds of Caisse des Dépôts et Consignations

CATHERINE MAYENOBE	General Secretary of Caisse des Dépôts et Consignations

PAUL PENY	Head of Human Resources of Caisse des Dépôts et Consignations

SOPHIE QUATREHOMME	Head of Group Corporate Communications of Caisse des Dépôts et Consignations

MICHEL YAHIEL	Head of Pensions and Solidarity of Caisse des Dépôts et Consignations

ANTOINE SAINTOYANT	Head of Strategic Holdings of Caisse des Dépôts et Consignations

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Chairman and Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of Innovation, Technology Transfer and Regional Action Department (SITTAR) at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Head at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Head of the Budget Department's 3rd sub-department at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Deputy Head in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

MArie-Anne Lavergne	Director, Head of the office in charge of the control of foreign investments in France at the Direction Générale du Trésor (French Treasury)

GERALDINE LEVEAU	Director, Deputy General Secretary at Secretary general for public investment

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance SA, Director, Chairman and Chief Executive Officer of Bpifrance Participations and Chairman and Chief Executive Officer of Bpifrance Investissement

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Head of Finance for the Caisse des Dépôts et Consignations

CLAIRE DUMAS ROUSSEL	Director, Chief Finance Officer of Société Générale

CATHERINE LAGNEAU ANTOINE	Director, Deputy Head of the Conseil Général de l'Économie (Economic General Council)

ANTOINE SAINTOYANT	Director, Head of strategic holdings at Caisse des Dépôts et Consignations

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, European funding, social and solidarity economy and digital technology

CAROLE ABBEY DUVAL	Director, Head of Strategic Holdings Portfolio at Caisse des Dépôts et Consignations

SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)

DIANE SIMIU TURQUAND d’AUZAY	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

SOPHIE STABILE	Director, Chief Financial Officer at Lagardère

ANNABEL ANDRE	Director, member of the Regional Council of Region Auvergne-Rhone-Alpes

BERNARD DELPIT	Director, deputy CEO and Chief Financial Officer of Safran

CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)